SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev

4Q22 Earnings Call

March 2nd, 2023

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the fourth quarter of 2022 (4Q22). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the fourth quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2021 (4Q21). Values in this release may not add up due to rounding.

2022 highlights

High team engagement

Net Promoter Score +14%

Platform model in Brazil


Brands for each and everyone
01
Thirst to lead the future
02
A toast to our clients' success
03
come to you
04
Together for a Better World
05

Volume +3%

NR/HL +16%

Normalized EBITDA +17%

Normalized Profit +13%

Ambev quarterly volume performance


YoY consolidated volume growth (%)
10 consecutive quarters of volume growth
1.5%
1Q2013
2Q2013
3Q2013
4Q2013
1Q2014
2Q2014
3Q2014
4Q2014
1Q2015
2Q2015
3Q2015
4Q2015
1Q2016
2Q2016
3Q2016
4Q2016
1Q2017
2Q2017
3Q2017
4Q2017
1Q2018
2Q2018
3Q2018
4Q2018
1Q2019
2Q2019
3Q2019
4Q2019
1Q2020
2Q2020
3Q2020
4Q2020
1Q2021
2Q2021
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022
4Q2022

BRAZIL


Budweiser
Budweiser
Budweiser ZERO
Budweiser ZERO



ARGENTINA


19,7 M
99,4 mil


Quilmes
HAY COINCIDENCIAS
HAY EQUIPO
Budweiser

2023…

Continuous and consistent improvement	What we want to accomplish
• Our business has momentum • Lower cost inflation • Strong balance sheet & cash flow	• Keep Brazil momentum • CAC & Canada back to growth • Improve EBITDA growth • Profitability (ROIC and margins)

Carnival is back on the streets


O MAIOR BRAHMEIRO DE TODOS OS TEMPOS.
BRAHMA

A journey since 2020…

backed by a solid culture,

solid operations,

and solid financials

2022 another year where we delivered all our ambitions…

Normalized EBITDA

+15.6% Brazil

+17.1% Consolidated

+20.0% H2
(vs. +13.4% H1)

Below EBITDA and CF

+12.6% Normalized Profit

+24.6% ROIC

R$ 20.6b Cash flow from operating activities

R$ 12b Payout

ambev
#AlémDosRótulos

- 11 carbon neutral operations
- 100% of renewable electric energy in 8 countries
- Carbon emissions reduction of 40%+ in scopes 1 & 2

2023

Similar to last year	Different from last year
• Top line growth driven by NR/hl • Tougher Q1 from cost pressures • Focus on value creation	• Cash COGS/hl in Brazil Beer (excluding non-Ambev marketplace products) between 6-9.9% • SG&A growth to improve • CAC & Canada back to growth

Pursue another year of continuous and consistent improvement



1.15
0.72
0.64
0.66
0.78
0.77
0.80
0.95
1.09
1.11
0.95
0.96
1.10
0.98
0.99
0.92
0.87
0.94
1.09
1.15
16.1%
13.1%
15.5%
22.0%
32.1%
30.4%
29.0%
31.1%
33.3%
34.0%
35.9%
35.3%
30.3%
36.2%
26.3%
29.2%
26.3%
16.1%
18.5%
21.4%
+4.5%p
18.5%
9.4%
9.8%
14.6%
25.0%
23.4%
23.3%
29.4%
36.2%
37.6%
33.9%
33.8%
34.1%
35.5%
25.9%
26.8%
23.0%
15.2%
20.1%
24.6%
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Asset turnover
ROIC
NOPAT Margin

Source: Company figures as reported by Bloomberg (ROIC = NOPAT / (i) INVESTED CAPITAL (i) Equity + Net Debt + Deferred Tax Liabilities, adjusted by one offs) | 2003 – 2007 following published financial statements.

One-offs: (i) 2017 Federal Amnesty (BRL -2.8bn, (ii) 2019-2022 ICMS to PIS/COFINS (BRL +1.1bn, BRL +4.3bn, BRL +1.6bn and BRL +1.5bn respectively), 2021 Ruling 962 (BRL +1.0bn). All one-offs were adjusted on Invested Capital on the same basis.

ambev

Q&A